UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number: 0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa John’s Boulevard
Louisville, Kentucky  40299-2367
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the 401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 25, 2015

Papa John's International, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Assets
Cash	$167	$-

Investments at fair value:
Papa John's International, Inc. common stock	4,502,987	3,726,264
Mutual funds	20,696,739	8,167,244
Pooled separate accounts	14,429,003	14,059,645
Common collective trusts	2,272,210	13,288,899
Total investments	41,900,939	39,242,052

Receivables:
Contributions receivable from participants	-	37,890
Contributions receivable from employer	450,692	419,324
Notes receivable from participants	1,407,072	1,505,999
Total receivables	1,857,764	1,963,213

Net assets available for benefits at fair value	43,758,870	41,205,265

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(23,893)	(13,503)
Net assets available for benefits	$43,734,977	$41,191,762

See accompanying notes.

Papa John's International, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013

Additions (deductions):
Investment income:
Net appreciation in fair value of investments	$2,775,403	$7,652,973
Interest and dividend income	477,787	242,576
Net investment income	3,253,190	7,895,549

Contributions:
Participant	2,625,679	2,446,170
Rollover	131,823	341,487
Employer	450,692	419,324
Total contributions	3,208,194	3,206,981

Benefits paid to participants	(3,745,536)	(3,006,320)
Administrative fees	(172,633)	(142,776)
Net increase	2,543,215	7,953,434

Net assets available for benefits at beginning of year	41,191,762	33,238,328
Net assets available for benefits at end of year	$43,734,977	$41,191,762

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General
Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed one year of service as defined by the Plan. Highly compensated employees, as defined by the Plan, are restricted from deferring contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions
Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. The Company contributed, to participants actively employed on the last day of the 2014 and 2013 Plan years, an amount equal to 25 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts
All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.  Description of Plan (continued)

Vesting
Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Payment of Benefits
Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

Notes Receivable from Participants
Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $16,200 and $9,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2014 and 2013, respectively. Forfeited amounts approximated $8,200 and $6,100 at December 31, 2014 and 2013, respectively.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company or Plan participants, as defined in the Plan document.

2.  Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.  Significant Accounting Policies (continued)

Contributions
Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts considered benefit-responsive held by a defined-contribution plan are required to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a stable value fund with Principal Life Insurance Company (“Principal”), which is a benefit-responsive investment contract, held in a common collective trust fund. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.  Significant Accounting Policies (continued)

Subsequent Events
Subsequent events for the Plan have been considered through the date of the Independent Auditor's Report, which represents the date the financial statements were issued.

3.  Fair Value Measurements

The Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

●
Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
●
Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.   Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Papa John’s International, Inc. common stock:
Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:
Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Pooled separate accounts:
Pooled separate accounts (“PSA”) contain observable Level 1 quoted pricing inputs or quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted pricing inputs (Level 1), the account values of separate accounts are classified as Level 2 investments since they are not publicly quoted and the investments may be redeemed at their net asset values (“NAV”) as of the measurement date. The NAV is based on the value of the underlying assets owned by the PSA, minus any liabilities, and then divided by the number of shares outstanding. The following categories are included in the PSAs:

●	Large U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with large market capitalizations.
●	Mid U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with medium market capitalizations.
●	Small U.S. equity: Seeks to provide long-term growth of capital by primarily investing in companies with small market capitalizations.
●
International equity: Invests the majority of assets in securities of companies with small to medium market capitalizations that meet the following criteria: (1) principal place of business or principal office is located in emerging market countries or outside of the United States; (2) principal securities are traded in an emerging market or on a foreign exchange; and (3) derive 50 percent or more of their total revenue from goods or services produced in emerging market countries or produced or sold outside of the United States.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.   Fair Value Measurements (continued)

Common collective trusts:
The Principal Trust Income and Target Funds are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and PSAs. These investments are valued at their NAV per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year.

The stable value fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The stable value fund is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2014 and 2013.

These investments are classified within Level 2 of the valuation hierarchy as they are not publicly quoted and due to the ability to redeem the investments at their NAVs as of the measurement date.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.   Fair Value Measurements (continued)

The Plan’s investments measured at fair value on a recurring basis as of December 31, 2014 and 2013 were as follows:

	December 31, 2014
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc.
common stock	$4,502,987	$-	$-	$4,502,987
Mutual funds:
Large U.S. equity	13,282,524	-	-	13,282,524
Mid U.S. equity	2,343,305	-	-	2,343,305
Small U.S. equity	562,159	-	-	562,159
Fixed Income	4,508,751	-	-	4,508,751
Pooled separate accounts:
Large U.S. equity	-	9,497,116	-	9,497,116
Mid U.S. equity	-	1,984,281	-	1,984,281
Small U.S. equity	-	564,738	-	564,738
International equity	-	2,382,868	-	2,382,868
Common collective trusts	-	2,272,210	-	2,272,210
Total investments	$25,199,726	$16,701,213	$-	$41,900,939

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.   Fair Value Measurements (continued)

	December 31, 2013
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

Papa John’s International, Inc.
common stock	$3,726,264	$-	$-	$3,726,264
Mutual funds:
Large U.S. equity	919,262	-	-	919,262
Mid U.S. equity	2,464,333	-	-	2,464,333
Small U.S. equity	2,120,804	-	-	2,120,804
Fixed Income	2,662,845	-	-	2,662,845
Pooled separate accounts:
Large U.S. equity	-	8,885,683	-	8,885,683
Mid U.S. equity	-	1,910,969	-	1,910,969
Small U.S. equity	-	607,672	-	607,672
International equity	-	2,655,321	-	2,655,321
Common collective trusts	-	13,288,899	-	13,288,899
Total investments	$11,893,508	$27,348,544	$-	$39,242,052

4.   Investments

The Plan’s investments, including investments bought, sold and held during the year, appreciated in fair value as of December 31, 2014 and 2013 as follows:

	2014	2013

Common stock	$829,893	$1,493,405
Mutual funds	16,085	1,074,056
Pooled separate accounts	1,140,384	3,341,632
Common collective trusts	789,041	1,743,880
Net appreciation in fair value of investments	$2,775,403	$7,652,973

 Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.   Investments (continued)

Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at fair value as of December 31, 2014 and 2013 were as follows:

	2014	2013
Common stock:
Papa John’s International, Inc. common stock	$4,502,987	$3,726,264
Pooled separate accounts:
Principal Capital Appreciation Separate Account	5,294,172	5,098,853
Principal Large-Cap Growth I Separate Account	3,215,517	2,995,866
Common collective trusts:
Principal Trust Target 2020 Fund	-	2,232,011
Principal Trust Target 2030 Fund	-	4,327,216
Principal Trust Target 2040 Fund	-	2,422,046
Principal Stable Value Fund	2,272,210	2,231,000
Mutual Funds:
Baird Mid Cap Institutional Fund	2,343,305	-
Vanguard Target RMT 2020 INV Fund	2,407,317	-
Vanguard Target RMT 2030 INV Fund	4,719,814	-
Vanguard Target RMT 2040 INV Fund	2,690,645	-
Vanguard Target RMT 2050 INV Fund	2,007,925	-

5.   Tax Status

The Internal Revenue Service (“IRS”) ruled on March 2, 2015 that the Plan and related trust is in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013
5.   Tax Status (continued)

The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.   Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $4,502,987 and $3,726,264 of Papa John’s common stock at December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, the Plan had purchases of Papa John’s common stock of approximately $415,000 and $268,000 and sales of $468,000 and $345,000, respectively.

At December 31, 2014 and 2013, the Plan held units in various pooled separate accounts, target funds and a stable value fund of Principal, the Plan custodian. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

8.   Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	2014	2013

Net assets available for benefits per the Form 5500	$43,758,870	$41,205,265
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(23,893)	(13,503)
Net assets available for benefits per the financial statements	$43,734,977	$41,191,762

The following is a reconciliation of net income per the Form 5500 to net increase per the financial statements:

	2014	2013

Net income per the Form 5500	$2,553,605	$7,913,462
Change in adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(10,390)	39,972
Net increase per the financial statements	$2,543,215	$7,953,434

Supplemental
Schedule

Papa John's International, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Line 4i
EIN:  61-1203323, Plan Number:  001
December 31, 2014

Identity of Issuer, Borrower,		Shares Held or	Current
Lessor, or Similar Party	Description of Investment	Rate of Interest	Value

Common stock:
*Papa John’s International, Inc.	Common Stock	80,699 shares	$4,502,987

Mutual funds:
Vanguard Group	Vanguard Target RMT 2010 INV Fund	7,476 shares	196,763
Vanguard Group	Vanguard Target RMT 2020 INV Fund	84,586 shares	2,407,317
Vanguard Group	Vanguard Target RMT 2030 INV Fund	162,528 shares	4,719,814
Vanguard Group	Vanguard Target RMT 2040 INV Fund	90,411 shares	2,690,645
Vanguard Group	Vanguard Target RMT 2050 INV Fund	67,789 shares	2,007,925
Vanguard Group	Vanguard Target RMT 2060 INV Fund	667 shares	18,817
Vanguard Group	Vanguard Target RMT Income INV Fund	9,034 shares	116,628
Franklin Templeton Investments	Franklin U.S. Government Securities R6 Fund	57,479 shares	374,763
Robert W. Baird & Co. Inc	Baird Mid Cap Institutional Fund	150,501 shares	2,343,305
Dimensional Fund Advisors	DFA U.S. Targeted Value I Fund	66,641 shares	1,476,093
Vanguard Group	Vanguard Equity-Income ADM Fund	17,193 shares	1,124,615
Pimco	Total Return Institutional Fund	110,096 shares	1,173,621
Pimco	Real Return Institutional Fund	7,526 shares	82,188
Franklin Templeton Investments	Franklin Small Cap Growth R6 Fund	28,903 shares	562,159
Blackrock Advisors	Hybrid Bond Institutional Fund	177,930 shares	1,402,086
			20,696,739
Pooled separate accounts:
*Principal Life Insurance Company	Principal Capital Appreciation Separate Account	215,906 shares	5,294,172
*Principal Life Insurance Company	Principal Diversified International Separate Account	24,219 shares	1,835,039
*Principal Life Insurance Company	Principal International Emerging Markets Separate Account	9,503 shares	547,829
*Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account	19,855 shares	868,980
*Principal Life Insurance Company	Principal Large-Cap S&P 500 Index Separate Account	10,148 shares	987,427
*Principal Life Insurance Company	Principal Small-Cap S&P 600 Index Separate Account	12,524 shares	564,738
*Principal Life Insurance Company	Principal Mid-Cap Value III Separate Account	8,539 shares	1,115,301
*Principal Life Insurance Company	Principal Large-Cap Growth I Separate Account	161,028 shares	3,215,517
			14,429,003
Common collective trusts:
*Union Bond & Trust Company	Principal Stable Value Fund	107,801 shares	2,272,210
			2,272,210

*Participant Loans		4.25% to 9.25% per annum	1,407,072

			$43,308,011

*Represents party-in-interest to the Plan.

Cost information not required due to Plan being participant directed.

See accompanying independent auditor’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 25, 2015	/s/ Lance F. Tucker
Lance F. Tucker
Senior Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm